As filed with the Securities and Exchange Commission on December 18, 2013

Registration No. 333-190859

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PERRIGO COMPANY PLC

(Exact Name of Registrant as Specified in Its Charter)

Ireland	2834	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

33 Sir John Rogerson’s Quay

Dublin 2, Ireland

+353  1  6040031

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Judy Brown

Executive Vice President and Chief Financial Officer

Perrigo Company plc

Harcourt Street

3rd Floor, Europa House

The Harcourt Centre

Dublin 2, Ireland

+353  1  6040031

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Matthew G. Hurd Krishna Veeraraghavan Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 U.S.A. +1 (212) 558-4000	Todd W. Kingma Executive Vice President, General Counsel and Secretary Perrigo Company 515 Eastern Avenue Allegan, Michigan 49010 U.S.A. +1 (269) 673-8451	John Given Executive Vice President and General Counsel Elan Corporation, plc Treasury Building Lower Grand Canal Street Dublin 2, Ireland +353-1-709-4000	William F. Daniel Executive Vice President and Company Secretary Elan Corporation, plc Treasury Building Lower Grand Canal Street Dublin 2, Ireland +353-1-709-4000	Christopher T. Cox Gregory P. Patti, Jr. Cadwalader, Wickersham & Taft LLP One World Financial Center New York, New York 10281 U.S.A. +1 (212) 504-6000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger and the acquisition described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

Registration Number: 333-190859

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

EXPLANATORY NOTE

This post-effective Amendment No. 1 to Perrigo Company plc’s (formerly known as Perrigo Company Limited and, prior thereto, Blisfont Limited) Registration Statement on Form S-4 (Registration No. 333-190859), originally filed with the Securities and Exchange Commission on August 28, 2013 (as amended by Amendment No. 1, filed on September 13, 2013, Amendment No. 2, filed on September 26, 2013, Amendment No. 3, filed on October 1, 2013, and Amendment No. 4, filed on October 8, 2013) (as so amended, the “Registration Statement”), is being filed for the sole purpose of replacing Exhibit 5.1: Form of opinion of Dillon Eustace, previously filed with the Registration Statement, and Exhibit 8.1: Form of opinion of Fischer Behar Chen Well Orion & Co., previously filed with the Registration Statement, with final executed versions of Exhibit 5.1 and Exhibit 8.1, filed herewith. The Registration Statement is hereby amended, as appropriate, to reflect the replacement of such exhibits. This post-effective Amendment No. 1 to the Registration Statement became effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

Item 21. Exhibits and Financial Statement Schedules

(a)	The exhibits listed below in the “Exhibit Index” are filed as part of, or are incorporated by reference in, this joint proxy/registration statement.

Exhibit Number	Exhibit Description

2.1*	Transaction Agreement, dated as of July 28, 2013, between Elan Corporation, plc, Perrigo Company, Leopard Company, Habsont Limited and Perrigo Company plc (formerly known as Perrigo Company Limited and, prior to that, Blisfont Limited) (included as Annex A to the joint proxy statement/prospectus that is a part of this registration statement)

2.2*	Appendix I to Rule 2.5 Announcement (Conditions of the Acquisition and the Scheme) (included as Annex B to the joint proxy statement/prospectus that is a part of this registration statement)

2.3*	Expenses Reimbursement Agreement, dated as of July 28, 2013, between Elan Corporation, plc and Perrigo Company (included as Annex C to this joint proxy statement/prospectus that is a part of this registration statement)

3.1*	Form of Memorandum and Articles of Association of Perrigo Company plc (formerly known as Perrigo Company Limited and, prior to that, Blisfont Limited) (included as Annex D to the joint proxy statement/prospectus that is a part of this registration statement)

5.1	Opinion of Dillon Eustace as to the validity of the New Perrigo ordinary shares

8.1	Opinion of Fischer Behar Chen Well Orion & Co, relating to tax matters

10.1*	Debt Bridge Credit Agreement, dated as of July 28, 2013, by and among Perrigo Company plc (formerly known as Perrigo Company Limited and, prior to that, Blisfont Limited), the lenders from time to time party thereto, Barclays Bank PLC, as Administrative Agent, and HSBC Bank USA, N.A., as Syndication Agent (incorporated by reference to Exhibit 10.1 to Perrigo’s Current Report on Form 8-K filed on July 29, 2013)

10.2*	Cash Bridge Credit Agreement, dated as of July 28, 2013, by and among Perrigo Company plc (formerly known as Perrigo Company Limited and, prior to that, Blisfont Limited), the lenders from time to time party thereto, Barclays Bank PLC, as Administrative Agent, and HSBC Bank USA, N.A., as Syndication Agent (incorporated by reference to Exhibit 10.2 to Perrigo’s Current Report on Form 8-K filed on July 29, 2013)

10.3*	Term Loan Credit Agreement, dated as of September 6, 2013, by and among Perrigo Company plc (formerly known as Perrigo Company Limited and, prior to that, Blisfont Limited), the lenders from time to time party thereto, Barclays Bank PLC, as Administrative Agent, and HSBC Bank USA, N.A., as Syndication Agent

10.4*	Revolving Credit Agreement, dated as of September 6, 2013, by and among Perrigo Company plc (formerly known as Perrigo Company Limited and, prior to that, Blisfont Limited), the lenders from time to time party thereto, Barclays Bank PLC, as Administrative Agent, and HSBC Bank USA, N.A., as Syndication Agent

21.1*	Subsidiaries of Perrigo Company plc (formerly known as Perrigo Company Limited and, prior to that, Blisfont Limited)

23.1	Consent of Dillon Eustace (included in Exhibit 5.1)

23.2	Consent of Fischer Behar Chen Well Orion & Co (included in Exhibit 8.1)

23.3*	Consent of Ernst & Young LLP, independent registered public accounting firm for Perrigo Company

23.4*	Consent of KPMG, independent registered public accounting firm for Elan Corporation, plc

24.1*	Powers of Attorney

Exhibit Number	Exhibit Description

99.1*	Consent of Barclays Capital Inc.

99.2*	Consent of Citigroup Global Markets Limited

99.3*	Consent of Morgan Stanley & Co. International plc

99.4*	List of Relevant Territories for DWT Purposes (included as Annex I to the joint proxy statement/prospectus that is a part of this registration statement)

99.5*	Form of Proxy Card for Perrigo Special Meeting

99.6*	Forms of Proxy Cards, Voting Instructions Cards and Depositary Notice for Court Meeting and EGM

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this post-effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Allegan, State of Michigan, on December 18, 2013.

PERRIGO COMPANY PLC

By:	/s/ Judy L. Brown
Judy L. Brown
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated below on December 18, 2013.

Signature	Title

/s/ Joseph C. Papa Joseph C. Papa	President and Chief Executive Officer (Principal Executive Officer and Chairman of the Board)

/s/ Judy L. Brown Judy L. Brown	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer, Authorized Representative in the United States)

/s/ Laurie Brlas Laurie Brlas	Director

/s/ Gary M. Cohen Gary M. Cohen	Director

/s/ Jacqualyn A. Fouse Jacqualyn A. Fouse	Director

/s/ David T. Gibbons David T. Gibbons	Director

/s/ Ran Gottfried Ran Gottfried	Director

/s/ Ellen R. Hoffing Ellen R. Hoffing	Director

/s/ Michael J. Jandernoa Michael J. Jandernoa	Director

/s/ Gary K. Kunkle, Jr. Gary K. Kunkle, Jr.	Director

/s/ Herman Morris, Jr. Herman Morris, Jr.	Director

/s/ Ben-Zion Zilberfarb Ben-Zion Zilberfarb	Director

Exhibit Index

Exhibit Number	Exhibit Description

2.1*	Transaction Agreement, dated as of July 28, 2013, between Elan Corporation, plc, Perrigo Company, Leopard Company, Habsont Limited and Perrigo Company plc (formerly known as Perrigo Company Limited and, prior to that, Blisfont Limited) (included as Annex A to the joint proxy statement/prospectus that is a part of this registration statement)

2.2*	Appendix I to Rule 2.5 Announcement (Conditions of the Acquisition and the Scheme) (included as Annex B to the joint proxy statement/prospectus that is a part of this registration statement)

2.3*	Expenses Reimbursement Agreement, dated as of July 28, 2013, between Elan Corporation, plc and Perrigo Company (included as Annex C to this joint proxy statement/prospectus that is a part of this registration statement)

3.1*	Form of Memorandum and Articles of Association of Perrigo Company plc (formerly known as Perrigo Company Limited and, prior to that, Blisfont Limited) (included as Annex D to the joint proxy statement/prospectus that is a part of this registration statement)

5.1	Opinion of Dillon Eustace as to the validity of the New Perrigo ordinary shares

8.1	Opinion of Fischer Behar Chen Well Orion & Co, relating to tax matters

10.1*	Debt Bridge Credit Agreement, dated as of July 28, 2013, by and among Perrigo Company plc (formerly known as Perrigo Company Limited and, prior to that, Blisfont Limited), the lenders from time to time party thereto, Barclays Bank PLC, as Administrative Agent, and HSBC Bank USA, N.A., as Syndication Agent (incorporated by reference to Exhibit 10.1 to Perrigo’s Current Report on Form 8-K filed on July 29, 2013)

10.2*	Cash Bridge Credit Agreement, dated as of July 28, 2013, by and among Perrigo Company plc (formerly known as Perrigo Company Limited and, prior to that, Blisfont Limited), the lenders from time to time party thereto, Barclays Bank PLC, as Administrative Agent, and HSBC Bank USA, N.A., as Syndication Agent (incorporated by reference to Exhibit 10.2 to Perrigo’s Current Report on Form 8-K filed on July 29, 2013)

10.3*	Term Loan Credit Agreement, dated as of September 6, 2013, by and among Perrigo Company plc (formerly known as Perrigo Company Limited and, prior to that, Blisfont Limited), the lenders from time to time party thereto, Barclays Bank PLC, as Administrative Agent, and HSBC Bank USA, N.A., as Syndication Agent

10.4*	Revolving Credit Agreement, dated as of September 6, 2013, by and among Perrigo Company plc (formerly known as Perrigo Company Limited and, prior to that, Blisfont Limited), the lenders from time to time party thereto, Barclays Bank PLC, as Administrative Agent, and HSBC Bank USA, N.A., as Syndication Agent

21.1*	Subsidiaries of Perrigo Company plc (formerly known as Perrigo Company Limited and, prior to that, Blisfont Limited)

23.1	Consent of Dillon Eustace (included in Exhibit 5.1)

23.2	Consent of Fischer Behar Chen Well Orion & Co (included in Exhibit 8.1)

23.3*	Consent of Ernst & Young LLP, independent registered public accounting firm for Perrigo Company

23.4*	Consent of KPMG, independent registered public accounting firm for Elan Corporation, plc

24.1*	Powers of Attorney

99.1*	Consent of Barclays Capital Inc.

99.2*	Consent of Citigroup Global Markets Limited

Exhibit Number	Exhibit Description

99.3*	Consent of Morgan Stanley & Co. International plc

99.4*	List of Relevant Territories for DWT Purposes (included as Annex I to the joint proxy statement/prospectus that is a part of this registration statement)

99.5*	Form of Proxy Card for Perrigo Special Meeting

99.6*	Forms of Proxy Cards, Voting Instructions Cards and Depositary Notice for Court Meeting and EGM

*	Previously filed.